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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1*

                               (AMENDMENT NO. 3)

 Tender Offer Statement Pursuant to Section 14(d)(1) of the Securities Exchange
                                  Act of 1934

                                 SCHEDULE 13D**

                               (AMENDMENT NO. 1)

                   Under the Securities Exchange Act of 1934

                         PLENUM PUBLISHING CORPORATION

                           (Name of Subject Company)

                             PPC ACQUISITION CORP.
                              KLUWER BOSTON, INC.
                        WOLTERS KLUWER U.S. CORPORATION
                               WOLTERS KLUWER NV

                                   (Bidders)

                     COMMON STOCK, $.10 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                            729093104 (COMMON STOCK)

                     (CUSIP Number of Class of Securities)

                              MR. JEFFREY K. SMITH
                      C/O KLUWER ACADEMIC PUBLISHERS B.V.
                                SPUIBOULEVARD 50
                                3300 AZ DORDRECHT
                                THE NETHERLANDS

                         TELEPHONE (011) 31 78 6392283

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                                    COPY TO:

                             Arnold J. Schaab, Esq.
                       Pryor Cashman Sherman & Flynn LLP
                                410 Park Avenue
                            New York, New York 10022
                            Telephone (212) 326-0168

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*   Constituting the final amendment to Schedule 14D-1

** This Amendment No. 3 to Schedule 14D-1 also constitutes Amendment No. 1 to the Statement on Schedule 13D of PPC Acquisition Corp., Kluwer Boston, Inc., Wolters Kluwer U.S. Corporation and Wolters Kluwer nv filed with respect to the shares of Common Stock, par value $.10 per share, of Plenum Publishing Corporation beneficially owned by PPC Acquisition Corp., Kluwer Boston, Inc., Wolters Kluwer U.S. Corporation and Wolters Kluwer nv.

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    This Amendment No. 3 amends the Tender Offer Statement on Schedule 14D-1 of
PPC Acquisition Corp., a Delaware corporation (the "Offeror"), Kluwer Boston, Inc., a Massachusetts corporation (the "Parent"), Wolters Kluwer U.S. Corporation, a Delaware corporation ("WKUS"), and Wolters Kluwer nv, a corporation organized under the laws of the Netherlands ("Wolters Kluwer"), filed with the Securities and Exchange Commission on June 16, 1998, as previously amended, relating to the tender offer (the "Offer") for all outstanding shares of common stock (the "Shares"), par value $.10 per share of Plenum Publishing Corporation, a Delaware corporation (the "Company"). This Amendment No. 3, which constitutes the final amendment to the Tender Offer Statement on Schedule 14D-1, also constitutes Amendment No. 1 to the Statement on Schedule 13D of the Offeror, Parent, WKUS and Wolters Kluwer with respect to the Shares beneficially owned by the Offeror, Parent, WKUS and Wolters Kluwer.

ITEM 6. INTEREST IN SECURITIES OF SUBJECT COMPANY

    Item 6 is hereby amended to add the following information:

    Immediately following the expiration of the Offer on July 15, 1998, the Offeror accepted for payment a total of 3,341,152 shares of common stock of the Company, representing approximately 95% of the Shares.

ITEM 10. ADDITIONAL INFORMATION

    Item 10(f) is hereby amended to add the following information:

    The Offer terminated at Midnight, New York City Time, on Wednesday, July 15, 1998.

                                       2
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
Dated: July 21, 1998                         PPC Acquisition Corp.

                                             By:        /s/ JEFFREY K. SMITH
                                                        ------------------------------------------
                                                        Name: Jeffrey K. Smith
                                                        Title: President
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
Dated: July 21, 1998                         Kluwer Boston, Inc.

                                             By:        /s/ JEFFREY K. SMITH
                                                        ------------------------------------------
                                                        Name: Jeffrey K. Smith
                                                        Title: President
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
Dated: July 21, 1998                         Wolters Kluwer U.S. Corporation

                                             By:        /s/ PETER W. VAN WEL
                                                        ------------------------------------------
                                                        Name: Peter W. van Wel
                                                        Title: President and CEO
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
Dated: July 21, 1998                         Wolters Kluwer nv

                                             By:        /s/ PETER W. VAN WEL
                                                        ------------------------------------------
                                                        Name: Peter W. van Wel
                                                        Title: Member, Executive Board
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